SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                 Commission File Number 0-22779
                                                                       ---------

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-KSB |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

For the Period Ended:                       June 30, 1999
                     -----------------------------------------------------------

|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F          |_| Transition Report on From N-SAR
|_| Transition Report on Form 11-K

              For the Transition Period Ended:
                                              -----------------

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

                         PART I. REGISTRANT INFORMATION

Full name of registrant: Transition Analysis Component Technology, Inc.
                        --------------------------------------------------------
Former name if applicable:
                          ------------------------------------------------------

                            22700 Savi Ranch Parkway
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            Address of Principal executive office (Street and number)

City, state and zip code                  Yorba Linda, CA  93687
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                        PART II. RULES 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
- --------------------------------------------------------------------------------
            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X|   (b)   The subject annual report on Form 10-KSB will be filed on or before the 15th calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
- --------------------------------------------------------------------------------

                               PART III. NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period:

      As a result of the time required and issues presented by the Company's recent extension of its credit facility, management was unable to complete the report in a timely manner.

                           PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

        Martin S. Fawer                          (914) 747-7474
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            (Name)                        (Area code) (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 Transition Analysis Component Technology, Inc.
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                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 27, 1999                  By: /s/ Martin S. Fawer
      ------------------                     -----------------------------------
                                                 Martin S. Fawer
                                          Title: Chief Financial Officer
                                                 -------------------------------

            Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

ATTACHEMENT - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
              RESULTS OF OPERATIONS

      The discussion and analysis below should be read in conjunction with the Financial Statements of the Company and the Notes thereto included elsewhere in this report. In addition to historical information, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act and
Section 21E of the Exchange Act, which are intended to be covered by the safe harbors created thereby. Although the Company believes that the assumptions underlying these forward-looking statements are reasonable, there can be no assurance that they will prove to be accurate. Therefore, the inclusion herein of information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

      Analysis of Financial Condition and Results of Operations covers the fiscal years ended June 30, 1999, 1998 and 1997.

      The following table expresses certain items from the Company's statements of operations as a percentage of revenues for the periods indicated:

                                                      Year Ended June 30,
                                                      1999          1998
                                                  --------------------------

Revenues                                             100.0%        100.0%
Selling, general and administrative expenses          92.8         117.4
Depreciation of equipment                              2.0           2.1
Amortization of software development costs and
  acquisition costs                                     .4            .4
Interest expense                                       1.4           1.2
                                                  --------------------------
Income (loss) before income taxes                      3.4         (21.1)
                                                  --------------------------
Net income (loss)                                      3.4%        (21.1)%
                                                  ==========================

Results of Operations - Fiscal Year Ended June 30, 1999
Compared to Fiscal Year Ended June 30, 1998

      The Company realized net income of $150,484 or $0.25 per share (basic) and $0.24 per share (diluted) for the fiscal year ended June 30, 1999 as compared to a loss of $735,000 or $1.25 per share (basic and diluted) for the fiscal year ended June 30, 1998.

      Revenues increased $1,029,000, or 30%, during the fiscal year ended June 30, 1999 from $3,483,000 in the 1998 fiscal year. This increase in revenue was primarily attributable to the conversion of customers from TACTech service to the TACTRAC service, and the increase in the subscription prices and fees associated with the TACTRAC service.

      Selling, general and administrative expenses increased approximately $103,000 to $4,190,000 for the current fiscal year as compared to $4,087,000 for the prior year. The net dollar increase of $103,000 was primarily attributable to the following factors: (1) salaries and related costs associated with the RAC acquisition and ongoing costs related to the continued development and upgrading of the TACTRAC software amounting to $75,000 and $105,000, respectively, and (2) selling and related expenses incurred to promote and increase sales of the TACTRAC product which amounted to $282,000. These increases were offset by a reduction of legal and professional expense and relocation of facilities in the prior fiscal year amounting to $337,000 and $45,000, respectively.

      Depreciation for the fiscal year ended June 30, 1999 was approximately $90,400 as compared to approximately $73,300 for the prior year. The Company depreciates its capital assets over a five year period, recording only one half year depreciation in the year of acquisition. The Company acquired capital assets in fiscal 1999 and fiscal 1998 in the approximate amounts of $89,300 and $119,000, respectively, and pursuant to its depreciation policy, recorded an increase of $17,100 in fiscal 1999 as compared to the prior reporting period.

      Interest expense, which increased by $22,000 to $63,000 from $41,000 in 1998, is attributable to amounts borrowed pursuant to the Company's bank line of credit to fund operations and purchases of computer and related equipment.

      The current provision for income taxes for the fiscal year ended June 30, 1999 was offset by a deferred tax benefit resulting from carryforward net operating losses of approximately $208,000 and because of other timing differences between book and taxable income. There is however, a current tax liability of $98,000 at June 30, 1999. There was no provision for income taxes for the fiscal year ended June 30, 1998 because of the reported loss for that year. At June 30, 1999 and 1998, deferred tax assets of $348,000 and $317,000 were offset by the valuation allowances of $250,000 and $317,000, respectively.

Results of Operations - Fiscal Year Ended June 30, 1998
Compared to Fiscal Year Ended June 30, 1997

      The Company sustained a loss of $735,000, or $1.25 per share, for the fiscal year ended June 30, 1998 as compared to net income of $199,000, or $.36 per share, for the fiscal year ended June 30, 1997.

      The loss for the fiscal year ended June 30, 1998 is primarily attributable to an increase in selling, general and administrative expenses due primarily to professional fees incurred by the Company in the Company's lawsuit, subsequently terminated, seeking injunctive relief against a competitor and a former employee, the cost of programming consultants incurred related to the enhancement of the RAC search engine technology and certain management incentive bonuses.

      Revenues increased $1,277,000, or 58% during the fiscal year ended June 30, 1998 from $2,206,000 for 1997.

      The current revenue increase in 1998 over 1997 is attributed, in part, to an increase in the number of licenses and in part because they are generating greater revenues per subscriber at June 30, 1998 as compared to June 30, 1997.

                                               Year Ended June 30,
                                               1998          1997
                                          ----------------------------
  Subscribers at beginning of period...         95            73
  Subscribers who did not renew........        (17)          (12)
  Subscribers added during period......         29            34

                                          ----------------------------
  Subscribers at end of period.........        107            95
                                          ============================

      Approximately $584,000 of the revenue increase was generated by higher subscription prices attributable to the TACTRAC products.

      Prior to the acquisition, RAC principally derived revenues from consulting services and customer-specific projects under cost plus fixed fee contracts with the Department of Defense and government contractors. Such revenues contributed approximately $198,000 to the 1998 revenue increase.

      Selling, general and administrative expenses during fiscal 1998 increased to approximately $4,087,000 from $1,863,000 for 1997. This increase of approximately $2,224,000 is primarily attributed to the following:

      o Coincident to the acquisition of RAC in September 1997, the two RAC selling shareholders received employment agreements. Each employment agreement provided for an annual base salary (including certain employee benefits) up to an aggregate of $200,000 and an incentive bonus up to $100,000 annually, measured by the Company achieving certain targeted sales goals. The annual period for such measurement commenced on September 1, 1997 and as the targeted performance levels became probable of achievement, appropriate provisions for the maximum incentive bonuses were recorded equally between the third and fourth quarter of the current fiscal year. As a result of these agreements, approximately $600,000 contributed to the increase in selling and general administrative expenses for 1998.

      o Other increases in costs are primarily attributable to the RAC acquisition and include rent and utilities, professional fees, telephone, insurance, travel and other general administrative expenses of approximately $143,000.

      o $264,000 of legal and professional fees incurred as the result of the commencement by the Company of a lawsuit seeking injunctive relief to enjoin a former employee from using trade secrets and a competitor for breaching a non-solicitation agreement.

      o Programming costs of $266,000 relating to augmenting the Company's existing customer interface design as well as adopting RAC's component analysis technology.

      o Included in the total dollar increase were costs primarily related to the ongoing development of the Company's database relating to commercial components as represented by increases in personnel costs as well as increases in marketing and selling expenses in the approximate amount of $313,000.

      Depreciation for the fiscal year ended June 30, 1998 was approximately $73,300 as compared to approximately $40,000 for 1997. The Company acquired capital assets in fiscal 1998 and fiscal 1997 in the amounts of approximately $119,000 and $153,000, respectively, and pursuant to its depreciation policy, recorded an increase of approximately $23,000 in fiscal 1998 as compared to the prior reporting period. The acquisition of RAC in September 1997 accounted for the balance of the increase in depreciation expense in the amount of $11,000.

      The 1998 interest expense is attributable to amounts borrowed pursuant to the Company's bank line of credit to fund operations and purchases of computer and related equipment. There were no significant short term borrowings during 1997.


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

      There was no provision for income taxes for the fiscal year ended June 30, 1998 because of the reported loss. In 1997 the Company filed its federal income taxes on a consolidated basis for the fiscal 1997 year with its former parent, Zing Technologies, Inc. Income taxes were computed on a separate company basis pursuant to the liability method.

Trends

      Core Business.

      TACTech's intention is to position itself as the leading supplier of information and tools to fill the increasing need of the marketplace for more efficient obsolescence management in electronic system designs and modernization efforts that require long production and sustainment cycles. Although a declining U.S. military budget may result in a reduction in new program awards, the total number or dollar value of expenditures for maintenance, repair and operations is increasing to sustain the deployment of existing military systems. TACTech believes that Department of Defense imperatives aimed at modernizing existing systems will make TACTech's services more valuable as a means of reducing and managing the incidence of technological obsolescence and assisting designers in identifying the best solution options for semiconductor content in electronic systems.

      New Market Opportunities.

      Management also believes that the expertise TACTech has developed in the military and aerospace market to rapidly distribute reliable semiconductor availability, compatibility and obsolescence data to the affected engineering community will also be valuable to the general commercial and industrial markets and could become an integral tool on an enterprise-wide basis to help control design and inventory costs of systems that incorporate semiconductor components. The expansion of the Company's focus to include a larger number of commercial and industrial components and to present its services to an enterprise-wide audience potentially expands the market which the Company may penetrate. There can be no assurance, however, that the Company will be able, on a cost-effective basis or at all, to develop a commercial or industrial market or to broaden its current reach principally among systems design engineers.

      As part of this expanded focus, TACTech was selected by SAP, A.G., the world's largest provider of enterprise resource planning solutions, as a featured development partner in SAP's new internet portal and ecommerce project, known as "mySAP.com." The Company hopes that the project, which was the focus of a September 1999 convention in Philadelphia, attended by more than 10,000 industry executives representing millions of corporate users of SAP's systems, will present TACTech with a fundamentally new and large long-term market for its services beyond its traditional base of electronics component systems design engineers. The Company's board of directors holds the view that TACTech will have to make substantial capital investments in both the depth and breadth of its services and in additional management and other personnel in order to attempt to capitalize on the new SAP-related opportunity. There is no assurance, however, that TACTech will be able to obtain the necessary capital to make such investments or, if such investments are made, that TACTech will be successful in growing its business into the new market.

Liquidity and Capital Resources

      In fiscal 1999, cash from operations was used to purchase computer and related equipment, reduce borrowings under a line of credit and provide working capital.

      In fiscal 1998, the Company used proceeds from a line of credit to fund operations and for the acquisition of computer related equipment.

      Internal cash flow generated by the operations of the Company, together with borrowings under the Company's $1.5 million credit facility (see Note 6 of Notes to Consolidated Financial Statements), should be sufficient for the Company to meet its short-term working capital and capital expenditure requirements for its current core business. It is likely that the Company will be required to make other financing arrangements upon the expiration of its present credit facility. At August 31, 1999 approximately $780,000 remains available under the credit facility.

      Management believes that the combination of internally generated cash and capital available under existing bank lines of credit will not, however, be sufficient to enable the Company to achieve the market expansion contemplated by the Company's strategic plan. Additional capital will be required to expand the Company's product depth, and to strengthen marketing staff and senior management, particularly to address the commercial and industrial market and to enable the Company to focus marketing efforts on enterprise-wide solutions. The Company is actively exploring means to secure the necessary capital as equity, including through the public securities markets.

      Separately, TACTech's management continues to explore ways to establish marketing and selling relationships, both domestically and internationally, and from time-to-time evaluates potential acquisitions of business, products and technologies.

Impact of Inflation

      In fiscal 1999 and fiscal 1998, inflation did not have a significant impact on the operations of the Company.

Impact of Year 2000

      Nearly every aspect of a modern organization is supported by information technology. As a result, the unavailability of computer services or errors in data processing would have a considerable impact on most businesses.

      Many computer systems and electronic devices process dates using two digits instead of four. Therefore all dates within these systems are assumed to be 20th century. By January 1, 2000, and sometimes even sooner, unless these systems' deficiencies in this area are addressed and resolved, these systems could miscalculate dates or fail completely, which could result in disruption of business operations controlled by such systems and devices.

      The following discussion is based on management's best estimates, which were derived using numerous assumptions of future events, including the continuing availability of basic utilities and other resources, the availability of trained personnel at reasonable cost, and the ability of third parties to cure noncompliant software and hardware. There can be no guarantee that these assumptions will prove accurate and, accordingly, the actual results may materially differ from those anticipated.

Evaluation Efforts

      TACTech has finished its assessment and upgrade of all systems that could be affected by the Year 2000 problem. This includes software developed specifically for license or sale, software developed for in-house use, third-party software and hardware used by TACTech, and telecommunications systems. Additional testing however, will continue on these systems as a safety precaution.

      In addition, TACTech is gathering Year 2000 compliance information from its significant vendors and suppliers. Furthermore, TACTech is also actively gathering Year 2000 compliance information from its customers.

Readiness and Compliance Plan

      TACTech's Year 2000 compliance efforts fall into four major areas:
Information Technology (including production software, internal software and hardware), Telecommuni-cations Systems, Compliance by Vendors, and Compliance by Customers.

Information Technology

Production Software - TACTRAC and TACTech Basic Site Services

      TACTech currently markets information services based on two different sets of software, one relating to the TACTRAC service, and one relating to TACTech's basic library service.

      TACTRAC. - TACTech has evaluated its TACTRAC software for Year 2000 readiness and concludes that the TACTRAC software which is used by the subscriber is fully Year 2000 compliant. However, information updates to the TACTRAC software are part of the TACTRAC service. These updates are dependent upon software that runs at TACTech's headquarters in Yorba Linda, California. This software had been evaluated and had been determined to be only partially Year 2000 compliant. TACTech determined that an operating system software upgrade and compiler software upgrade were necessary to bring this software to Year 2000 compliance. These upgrades were finished and successfully tested in May 1999.

      Basic Library Services - TACTech had evaluated its basic library services software for Year 2000 readiness and concluded that this software was only partially Year 2000 compliant. TACTech determined that an operating system software upgrade and compiler upgrade were necessary to bring this software to Year 2000 compliance. This upgrade was completed and successfully tested in May 1999.

Internal IT Systems

      TACTech has evaluated all of its internal IT Systems software and has performed the necessary upgrades or modifications to ensure that 100% of its systems are fully Year 2000 compliant.

      TACTech has evaluated all of its internal IT Systems hardware that is critical for continued business operations and has determined that it falls into the following categories:

      a)    Approximately 80% of its hardware is fully Year 2000 compliant.

      b) Approximately 20% of its hardware is not fully Year 2000 compliant and will require manually setting the date to January 1, 2000. This fix is easily performed on any system after January 1, 2000. For continued business operations, this equipment is considered to be Year 2000 compliant.

Telecommunications Systems

      In early January 1999, TACTech replaced its PBX telephone system and its voice mail system with new models that are fully Year 2000 compliant.

Vendor Compliance

      TACTech is actively requesting Year 2000 compliance certificates from its vendors. TACTech has grouped its vendor list into high, medium, and low risk groups depending on the potential impact to TACTech if the vendor is not Year 2000 compliant. To date, TACTech has received responses as illustrated in the following table:

               High Risk Vendors               100%
               Medium Risk Vendors              55%
               Low Risk Vendors                 26%

      Not every vendor who replied is fully 100% Year 2000 compliant. However, all vendors have stated they will be fully compliant by year's end.

Customer Compliance

      TACTech is also requesting similar compliance certifications from its customers. To date, TACTech has received responses from 60% of its customers. TACTech cannot guarantee that all of its customers will either be Year 2000 compliant, or will comply with TACTech's request for certification.

Cost of Year 2000 Compliance

      TACTech estimates that the total cost of achieving Year 2000 compliance will be approximately $20,000. The bulk of these costs are for new versions and upgrades to software and operating systems and telephone equipment. Personnel and labor costs are included in salaries and are not included in this total. In addition, other software and operating system upgrades are already paid for by ongoing maintenance contracts and are not included in the above total. To date, TACTech has spent approximately $12,400 for its Year 2000 compliance efforts.

Contingency Plan

      Since TACTech believes that its production software, information technology systems, hardware and telecommunications systems are Year 2000 compliant, it has not developed and does not plan to develop a contingency plan for noncompliant software, information technology systems, hardware and telecommunications systems.

      Management believes that TACTech's ability to assemble and acquire the update component data used in the basic TACTech library service and by its more robust TACTRAC service is facilitated by, but is not dependent upon, electronic data processing and telecommunications systems. If such systems were to fail as a result of the advent of January 1, 2000 without its data suppliers having achieved Year 2000 compliance, TACTech could, and will if necessary, continue to obtain such data through available printed documentation as it has done in the past and continues to do presently.

      TACTech provides its component compatibility and other information through routine telephone and Internet connections. If TACTech's current Internet service provider is unable to provide a certificate of compliance prior to January 1, 2000, TACTech will select another provider from among the hundreds of other such providers, many of whom are expected to have achieved Year 2000 compliance before such date. If Internet access is unavailable from any source, at either the customer's site or at TACTech, direct telephone data transmission will continue to be available.

      In the event that one or more of TACTech's vendors does not appear that they will be Year 2000 compliant in time, TACTech will take steps to determine the business risk to TACTech this vendor represents, and will take the appropriate action at that time. Such action may include terminating the relationship with the vendor and establishing a relationship with a different vendor that provides similar goods or services and is also Year 2000 compliant.

Subsequent Events

      Possible Acquisition Terminated.

      During the 1999 fiscal year and for a few months thereafter, TACTech had been engaged in substantive discussions concerning a possible merger with and into another entity, as a result of which the shareholders of TACTech would have received a combination of cash and shares of common stock of the acquiring company having an aggregate value of approximately $21 per TACTech share. Late in the summer of 1999, negotiations relating to the possible merger were terminated when the Company's controlling shareholders advised the TACTech board of directors that they would not agree to the contemplated transaction and when the board determined that (1) volatility in the market price of the shares of the potential acquiror since the inception of the negotiations could jeopardize the value the board had originally hoped the TACTech shareholders would receive; and (2) the Company could generate greater shareholder values by remaining independent and proceeding to develop its long-term strategic plan, particularly in light of the new market opportunities presented by the Company's expanded focus and the potential relationship with SAP and its other portal development partners.


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